Exhibit 99.1

First Mining Gold Announces Drilling Update and new Carey Discovery on its Pickle Crow Gold Project

Auteco Minerals Makes Discovery of Near Surface, High Grade Mineralization
Highlighting Open Pit Potential

VANCOUVER, BC, July 27, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the commencement of a second phase, 50,000 m drill program at its Pickle Crow gold project in northwestern Ontario, Canada, to follow on from the strong results obtained in the initial 45,000 m program completed by First Mining's Joint Venture partner Auteco Minerals Ltd ("Auteco") in 2020 and 2021. Further drilling is being done on the new Carey discovery, which is the first in a series of shallow exploration targets being tested by Auteco that highlight the potential for open pit mining in addition to what was historically a narrow-vein underground operation at Pickle Crow. Follow up drilling is underway to determine the continuity of mineralization at Carey between historical drillholes to the north and south of the initial intersections.

To date, 14 diamond drill holes totalling 5,622 m of drilling have been completed from the new program, following on from the initial 45,522 m from 166 diamond holes which were completed in the first program.  Of these new holes, assay results have been partially received for five holes, and assays are yet to be received for a further nine holes. There are currently four drill rigs on site.  Auteco's dual strategy of driving near-mine resource growth combined with early-stage exploration targeting will continue to be the focus of the drilling program.

All drilling completed between September 2020 and June 2021 has been conducted outside of the current resource area.

Mapping, outcrop sampling and the acquisition of detail ground magnetics is also in progress on the regional tenure outside of the current resource area.  Assay results returned from rock chip samples of outcropping veins at the Springer Prospect have returned results up to 145.7 g/t gold.

In anticipation of continued success, Auteco has engaged leading environmental consulting firm Wood PLC to coordinate and conduct activities relating to Advanced Exploration permitting with the Ontario Ministry of Energy, Northern Development and Mines. Additionally, Auteco has commenced preliminary discussions with a number of engineering firms to conduct assessments of processing and mining infrastructure inherited with the Pickle Crow project.

"We are excited about the highly successful exploration program being completed by our joint venture partner Auteco at our Pickle Crow Project." stated Dan Wilton, CEO of First Mining.  "The Carey discovery is only one of several shallow exploration targets being tested by Auteco, which may indicate potential for an open-pittable resource at the Project in addition to underground targets.  Furthermore, the recent drilling has successfully extended the known high-grade mineralization in the Shaft 3 area.  We are impressed with the commitment and technical expertise of our joint venture partner Auteco to undertake and complete the first phase of their exploration program in such an aggressive timeline and with such impressive results, and we look forward to the assay results from the additional 50,000 metres of drilling which has just commenced."

EXPLORATION HIGHLIGHTS

•	Initial 45,000 metre drill program complete and additional 50,000 metre program now commenced
•	New, shallow high-grade gold discovery ('Carey Discovery') with drill results including:
•	5.8 m @ 16.2 g/t gold from 112.8 m in AUDD0158 (New Structural Zone) including 2.2 m @ 39.4 g/t
•	14.9 m @ 2.2 g/t gold from 28.7 m in AUDD0137 (New Structure)
•	16.5 m @ 2.3 g/t gold from 160.6 m in AUDD0141 (New Structure)
•	6.5 m @ 4.6 g/t gold from 86.5 m in AUDD0138 (New Structure)
•	3.3 m @ 4.7 g/t gold from 54.3 m in AUDD0134 (New Structure)
•	Extension of known, high-grade gold mineralization in the Shaft 3 and Shaft 1 areas with drill results including:
•	4.9 m @ 7.5 g/t gold from 483.2 m in hole AUDD0152 (New Structure - Shaft 3)
•	3.3 m @ 8.0 g/t gold from 836.4 m in hole AUDD0166 (80 m Extension of Structure - Shaft 3)
•	6.5 m @ 6.6 g/t gold from 838.1 m in AUDD0166W1 (New Structure - Shaft 3) including 1.8 m @ 21.2 g/t
•	4.9 m @ 4.7 g/t gold from 514.1 m in AUDD0178 including 2.1 m @ 10.4 g/t (New Structure - Shaft 3)
•	1.0 m @ 14.1 g/t gold from 432.0 m in AUDD0179 (New Structure - Shaft 3)
•	1.3 m @ 21.4 g/t gold from 82.1 m in hole AUDD0128 (80 m Extension of Structure - Shaft 3)
•	0.6 m @ 42.9 g/t gold from 320.0 m in hole AUDD0128 (80 m Extension of Structure - Shaft 3)
•	4.6 m @ 7.5 g/t gold from 183.5 m in hole AUDD0064 (80 m Extension of Structure - Shaft 1)
•	Regional mapping and reconnaissance sampling has yielded significant results, with outcropping veins at the Springer target returning rock chip results including:
•	145.7 g/t gold, 6.2 g/t gold, 5.7 g/t gold and 4.3 g/t gold

Carey Discovery

The Carey prospect was a conceptual target zone focused on an area of structural disruption adjacent to the contacts between multi-generational porphyritic intrusions and the host rock, which includes mafic volcanics and banded iron formation (BIF).  Drilling completed since April 2021 has confirmed several bulk tonnage targets centred around high grade gold veins proximal to the Albany Porphyry and later stage quartz-feldspar porphyries (Figure 3).  Intersections returned from first pass target testing include:

  5.8 m @ 16.2 g/t gold from 112.8 m in hole AUDD0158 (New Structure) including 2.2 m @ 39.4 g/t
  14.9 m @ 2.2 g/t gold from 28.7 m in hole AUDD0137 (New Structure)
  16.5 m @ 2.3 g/t gold from 160.6 m in hole AUDD0141 (New Structure)
  6.5 m @ 4.6 g/t gold from 86.5 m in AUDD0138 (New Structure)
  3.3 m @ 4.7 g/t gold from 54.3 m in AUDD0134 (New Structure)

Mineralization is observed within quartz-ankerite-pyrite veins and disseminated sulphides in shearing developed both to the contacts of the Albany Porphyry and Riedel shears developed within the intrusion. The intrusion has been crosscut by intermediate porphyry dykes which, due to rheological contrast, preferentially undergo brittle-ductile deformation. The dykes are intensely sericite-ankerite-pyrite altered, and locally contain discrete quartz-ankerite-pyrite veins. High-grade gold zones are associated with the sulphides.

Drill results from the greater Carey-Albany area, including the initial results from the Carey discovery, are shown in Figure 1. Mineralization remains open in all directions on targeted structures, and work will now focus on defining continuity within the mineralized envelopes. Follow up drilling at the Carey discovery is now in progress.

Figure 1 : Map of the great Carey-Albany area, showing the location of the Carey prospect proximal to the Albany Porphyry (CNW Group/First Mining Gold Corp.)

Figure 1: Map of the greater Carey-Albany area, showing the location of the Carey prospect proximal to the Albany Porphyry

Greater Carey-Albany Area

Historical drilling in the greater Carey-Albany area also demonstrates the presence of broad, shallow mineralization, and further exploration drilling is planned to confirm historical results and test the open pit potential of this area.

Near Mine Extension and Exploration Drilling

Further extension and exploration drilling has been completed in both the Shaft 3 and Shaft 1 areas. The latest drilling has continued to focus on the Shaft 3 area, where step-out holes have returned intersections that demonstrate the continuation of known veins beyond the current known extents.

The location of drilling in the Shaft 1 and Shaft 3 areas is shown in Figure 2.

Figure 2: Plan location map of recent drilling in the Shaft 3 and Shaft 1 areas of the Pickle Crow deposit. (CNW Group/First Mining Gold Corp.)

Figure 2: Plan location map of recent drilling in the Shaft 3 and Shaft 1 areas of the Pickle Crow deposit

Shaft 3

Exploration drilling in the Shaft 3 area intersected a previously undiscovered shear vein in hole AUDD0152 within the Pickle Crow assemblage. This intersection includes multiple occurrences of visible gold and was located ~250 m northwest of the nearest drillhole (Figure 2). The assayed intersection for this hole was:

  4.9 m @ 7.5 g/t gold from 483.2 m in hole AUDD0152

Further drilling completed since June 2021 has continued to test the area to the north-west of Shaft 3, and drilling proximal to the newly discovered vein structure in AUDD0152 has continued to intersect veins that indicate continuity.

Significant intersections returned from the latest drilling north-west of Shaft 3 include:

  3.3 m @ 8.0 g/t gold from 836.4 m in AUDD0166 (New Structure)
  6.5 m @ 6.6 g/t gold from 838.1 m in AUDD0166W1 (New Structure) including 1.8 m @ 21.2 g/t
  4.9 m @ 4.7 g/t gold from 514.1 m in AUDD0178 including 2.1 m @ 10.4 g/t (New Structure)
  1.0 m @ 14.1 g/t gold from 432.0 m in AUDD0179 (New Structure)

Other significant results in the Shaft 3 area are shown on Figure 2.

Regional Exploration

Regional field reconnaissance and mapping in areas outside of the current resource area is in progress, supported by ongoing ground magnetic surveys that have been successfully utilized to identify geophysical signatures associated with high grade, quartz-scheelite-tourmaline-gold bearing structures in the Pickle Crow area.

The magnetic survey highlights displacement and demagnetization of the magnetic Banded Iron Formation coincident with mineralized cross structures (Figure 3). Analogous geophysical target signatures have now been identified both to the southwest of Vein 5, the Crowshore area and at the Springer Shaft.

At the Springer Shaft, displacements in the Banded Iron Formation (BIF) observed in the Ground Magnetics are coincident with high grade historical drill intercepts including:

  1.7 m @ 44.41 g/t gold from 15.1 m in hole CPSH-88-01
  4.6 m @ 13.13 g/t gold from 27.1 m in hole CP-88-092
  0.8 m @ 86.98 g/t gold from 16.2 m in CPSH-88-03
  0.8 m @ 50.32 g/t gold from 10.5 m in CPSH-88-02
  0.8 m @ 7.3 g/t gold from 26.5 m in CP-88-072

These results are supported by recent mapping which has identified three mineralized shear veins in the proximity of the Springer Shaft (Figure 3) with rock chip results including:

  145.7 g/t gold (rock chip sample of outcropping surface vein)
  6.2 g/t gold (rock chip sample of outcropping surface vein)
  5.7 g/t gold (rock chip sample of outcropping surface vein)
  4.3 g/t gold (rock chip sample of outcropping surface vein)

Figure 3: High quality ground magnetic survey data completed in the Shaft 1 (top left) and Springer (right) areas. Structural displacement of the BIF units is observed, in addition to demagnetization at structural intersections.. (CNW Group/First Mining Gold Corp.)

Figure 3: High quality ground magnetic survey data completed in the Shaft 1 (top left) and Springer (right) areas.      Structural displacement of the BIF units is observed, in addition to demagnetization at structural intersections.

Please refer to Table 1 below for a full list of rock chip sampling completed in this area.

The newly identified target zones represent compelling targets that will undergo preliminary drill testing in coming months.

Easting (UTM)	Northing (UTM)	Exposure Type	Sample Type	Structure	Au ppm
703374	5708260	Outcrop	Rock Chip	Vein Qtz	0.04
703374	5708260	Outcrop	Rock Chip	Vein Qtz	5.66
703370	5708264	Outcrop	Rock Chip	Vein Qtz	4.34
703370	5708266	Outcrop	Rock Chip	Vein Qtz	1.46
703369	5708262	Outcrop	Rock Chip	Vein Qtz	4.33
703369	5708263	Outcrop	Rock Chip	Vein Qtz	0.24
703369	5708263	Outcrop	Rock Chip	Vein Qtz	0.01
703152	5708612	Outcrop	Rock Chip	Vein Qtz	0.05
703152	5708612	Outcrop	Rock Chip	Vein Qtz	0.01
703152	5708612	Outcrop	Rock Chip	Vein Qtz	0.02
703154	5708613	Outcrop	Rock Chip	Vein Qtz	0.01
703166	5708588	Outcrop	Rock Chip	Vein Qtz	0.00
703166	5708588	Outcrop	Rock Chip	Vein Qtz	0.01
703166	5708588	Outcrop	Rock Chip	Vein Qtz	0.13
703166	5708588	Outcrop	Rock Chip	Vein Qtz	0.01
703169	5708555	Outcrop	Rock Chip	Vein Qtz	0.18
703169	5708555	Outcrop	Rock Chip	Vein Qtz	1.50
703213	5708346	Outcrop	Rock Chip	Vein Qtz	0.22
703197	5708324	Outcrop	Rock Chip	Vein Qtz	1.02
703262	5708260	Outcrop	Rock Chip	Vein Qtz	145.70
703272	5708287	Outcrop	Rock Chip	Vein Qtz	0.16
703272	5708287	Outcrop	Rock Chip	Vein Qtz	6.18
703306	5708257	Outcrop	Rock Chip	Vein Qtz	0.02
Table 1: 2021 Rock Chip Sampling – Springer Shaft Area (Collar coordinates in UTM NAD83 z15)

A complete list of the 2020 and 2021 drill results to date, including hole details, can be viewed at: Results.

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North	Drilling Phase
AUDD0001	230	-60	114	704983	5710798	Phase 1
AUDD0002	205	-60	192	705021	5710883	Phase 1
AUDD0003	200	-60	261	705122	5711013	Phase 1
AUDD0004	200	-60	378	705128	5710896	Phase 1
AUDD0005	200	-60	222	705186	5710980	Phase 1
AUDD0006	200	-60	97	705122	5711013	Phase 1
AUDD0007	205	-60	387	705122	5711013	Phase 1
AUDD0008	148	-60	204	704724	5710703	Phase 1
AUDD0009	160	-60	225	704782	5710754	Phase 1
AUDD0010	165	-60	309	704759	5710811	Phase 1
AUDD0011	160	-65	108	704737	5710855	Phase 1
AUDD0012	160	-60	72	704293	5709841	Phase 1
AUDD0013	175	-60	213	704314	5709571	Phase 1
AUDD0014	305	-60	321	705038	5710628	Phase 1
AUDD0015A	282	-60	438	705261	5710834	Phase 1
AUDD0016	180	-60	186	704244	5709540	Phase 1
AUDD0017	175	-60	258	704300	5709627	Phase 1
AUDD0018	175	-60	162	704391	5709614	Phase 1
AUDD0019	180	-60	420	704211	5709675	Phase 1
AUDD0020	170	-60	375	704311	5709767	Phase 1
AUDD0021	175	-60	261	704152	5709426	Phase 1
AUDD0022	160	-65	84	704706	5710005	Phase 1
AUDD0023	160	-55	54	704706	5710005	Phase 1
AUDD0024	175	-55	156	704399	5709534	Phase 1
AUDD0025	175	-55	150	704738	5710378	Phase 1
AUDD0026	175	-60	231	704217	5709499	Phase 1
AUDD0027	180	-55	189	704649	5710380	Phase 1
AUDD0028	180	-60	72	704216	5709510	Phase 1
AUDD0029	175	-55	171	704547	5709653	Phase 1
AUDD0030	180	-59	423	704311	5709767	Phase 1
AUDD0031	175	-60	180	704780	5710064	Phase 1
AUDD0032	165	-56	360	703856	5709569	Phase 1
AUDD0033	184	-61	37	704696	5710126	Phase 1
AUDD0033W	184	-61	314	704696	5710126	Phase 1
AUDD0034	173	-60	57	703911	5709662	Phase 1
AUDD0034A	177	-60	471	703913	5709646	Phase 1
AUDD0035	180	-60	378	704218	5709606	Phase 1
AUDD0036	180	-60	240	705001	5710408	Phase 1
AUDD0037	272	-55	111	704538	5709892	Phase 1
AUDD0038	175	-55	164	704910	5710406	Phase 1
AUDD0039	180	-60	327	704281	5709679	Phase 1
AUDD0040	170	-55	162	704836	5710410	Phase 1
AUDD0041	176	-60	309	704341	5709774	Phase 1
AUDD0042	184	-53	207	704993	5710460	Phase 1
AUDD0043	180	-60	126	704148	5709485	Phase 1
AUDD0044	185	-60	264	704504	5710150	Phase 1
AUDD0045	182	-50	168	705001	5710364	Phase 1
AUDD0046	185	-50	198	704503	5710151	Phase 1
AUDD0047	175	-60	261	704441	5710596	Phase 1
AUDD0048	185	-50	165	704502	5710107	Phase 1
AUDD0049	140	-55	120	705102	5710638	Phase 1
AUDD0050	180	-55	150	704845	5710065	Phase 1
AUDD0051	140	-55	112	706183	5711508	Phase 1
AUDD0052	180	-60	270	704146	5709542	Phase 1
AUDD0053	250	-55	321	705176	5710744	Phase 1
AUDD0054	180	-60	393	704139	5709604	Phase 1
AUDD0055	265	-50	456	705270	5710932	Phase 1
AUDD0056	170	-65	510	703913	5709646	Phase 1
AUDD0057	305	-60	432	705080	5710606	Phase 1
AUDD0058	266	-57	456	705279	5710823	Phase 1
AUDD0059	240	-55	225	704381	5709662	Phase 1
AUDD0060	238	-55	225	704328	5709706	Phase 1
AUDD0061	175	-50	453	703849	5709636	Phase 1
AUDD0062	268	-57	315	705529	5711199	Phase 1
AUDD0063	260	-50	96	704152	5709717	Phase 1
AUDD0064	150	-55	309	703768	5709429	Phase 1
AUDD0065	311	-56	238	705501	5711237	Phase 1
AUDD0066	150	-65	423	703768	5709429	Phase 1
AUDD0067	265	-55	123	705502	5711237	Phase 1
AUDD0068	210	-55	207	705374	5711133	Phase 1
AUDD0069	180	-55	150	703950	5709280	Phase 1
AUDD0070	270	-55	363	705501	5711238	Phase 1
AUDD0071	180	-55	153	704029	5709301	Phase 1
AUDD0072	180	-55	181	704192	5709344	Phase 1
AUDD0073	160	-65	489	703818	5709578	Phase 1
AUDD0074	265	-55	207	705454	5711197	Phase 1
AUDD0075	265	-55	286	705515	5711139	Phase 1
AUDD0076	158	-60	180	704990	5710890	Phase 1
AUDD0076A	158	-60	90	704990	5710890	Phase 1
AUDD0077	350	-70	57	704898	5710713	Phase 1
AUDD0078	160	-60	240	704869	5710797	Phase 1
AUDD0079	160	-60	378	704846	5710902	Phase 1
AUDD0080	190	-60	32	704911	5710811	Phase 1
AUDD0081	162	-60	294	704843	5710819	Phase 1
AUDD0082	160	-62	318	704942	5711290	Phase 1
AUDD0083	164	-54	201	705032	5710955	Phase 1
AUDD0084	159	-61	330	704820	5710853	Phase 1
AUDD0085	180	-69	261	705120	5711012	Phase 1
AUDD0086	188	-60	204	704956	5710975	Phase 1
AUDD0087	183	-71	252	705098	5711235	Phase 1
AUDD0088	159	-68	353	704777	5710995	Phase 1
AUDD0089	180	-70	23	705160	5710998	Phase 1
AUDD0090	204	-54	138	705159	5710998	Phase 1
AUDD0091	180	-68	201	705144	5711037	Phase 1
AUDD0092	160	-61	84	704774	5710897	Phase 1
AUDD0093	180	-54	128	705130	5711199	Phase 1
AUDD0094	241	-64	87	705007	5711039	Phase 1
AUDD0095	161	-56	192	704835	5710774	Phase 1
AUDD0096	181	-53	158	705006	5711040	Phase 1
AUDD0097	159	-55	129	704866	5710719	Phase 1
AUDD0098	246	-65	117	704951	5710704	Phase 1
AUDD0099	162	-62	267	704956	5711230	Phase 1
AUDD0100	159	-61	501	704837	5710975	Phase 1
AUDD0101	180	-49	153	705093	5711186	Phase 1
AUDD0102	158	-56	263	704968	5711164	Phase 1
AUDD0103	180	-53	262	705027	5711250	Phase 1
AUDD0104	181	-55	516	704961	5711057	Phase 1
AUDD0105	162	-60	423	704901	5710909	Phase 1
AUDD0106	180	-53	261	705031	5711186	Phase 1
AUDD0107	163	-59	477	704779	5710921	Phase 1
AUDD0108	180	-60	260	705182	5711230	Phase 1
AUDD0108W	180	-60	402	705182	5711230	Phase 1
AUDD0109	178	-52	450	705092	5711119	Phase 1
AUDD0110	119	-45	206	706909	5712211	Phase 1
AUDD0111	178	-55	371	705259	5711237	Phase 1
AUDD0112	159	-57	537	704842	5711289	Phase 1
AUDD0113	166	-59	465	704720	5710868	Phase 1
AUDD0114	159	-56	249	704757	5710785	Phase 1
AUDD0115	159	-60	198	704666	5710645	Phase 1
AUDD0116	180	-60	294	705364	5711344	Phase 1
AUDD0117	163	-58	403	704578	5710741	Phase 1
AUDD0118	161	-57	204	704601	5710561	Phase 1
AUDD0119	180	-62	393	705028	5711312	Phase 1
AUDD0120	180	-56	501	704850	5711164	Phase 1
AUDD0121	180	-60	291	705304	5711302	Phase 1
AUDD0122	181	-63	447	705095	5711318	Phase 1
AUDD0123	140	-64	204	704919	5710794	Phase 1
AUDD0124	180	-58	256	705023	5711113	Phase 1
AUDD0125	181	-55	260	705092	5711054	Phase 1
AUDD0126	175	-62	444	705267	5711306	Phase 1
AUDD0127	180	-60	510	705026	5711374	Phase 1
AUDD0128	183	-58	399	704921	5711215	Phase 1
AUDD0129	310	-54	168	705446	5711285	Phase 1
AUDD0130	182	-58	303	704962	5711098	Phase 1
AUDD0131	182	-58	339	705188	5711300	Phase 1
AUDD0132	161	-61	519	704929	5711367	Phase 1
AUDD0133	181	-60	519	705211	5711474	Phase 1
AUDD0134	198	-60	345	705636	5711295	Phase 1
AUDD0135	183	-56	129	705523	5711141	Phase 1
AUDD0136	208	-55	105	705560	5710945	Phase 1
AUDD0137	187	-55	345	705611	5711175	Phase 1
AUDD0138	213	-57	258	705839	5711258	Phase 1
AUDD0139	185	-75	637	705057	5711446	Phase 1
AUDD0140	196	-75	584	705210	5711474	Phase 1
AUDD0141	214	-65	189	706020	5711424	Phase 1
AUDD0142	180	-54	133	705790	5711129	Phase 1
AUDD0143	209	-55	219	705938	5711361	Phase 1
AUDD0144	329	-60	141	705951	5711483	Phase 1
AUDD0145	208	-56	222	705820	5711430	Phase 1
AUDD0146	249	-55	210	705803	5711145	Phase 1
AUDD0147	331	-55	105	705894	5711465	Phase 1
AUDD0148	182	-73	582	705210	5711474	Phase 1
AUDD0149	178	-55	138	706183	5711608	Phase 1
AUDD0150	202	-48	252	705966	5711332	Phase 1
AUDD0151	145	-55	168	706261	5711562	Phase 1
AUDD0152	160	-62	765	704504	5711072	Phase 1
AUDD0153	145	-55	129	706317	5711620	Phase 1
AUDD0154	145	-56	135	706362	5711670	Phase 1
AUDD0155	200	-56	249	705711	5711354	Phase 1
AUDD0156	145	-51	225	705966	5711332	Phase 1
AUDD0157	180	-78	672	704998	5711412	Phase 1
AUDD0158	210	-56	348	705868	5711368	Phase 1
AUDD0159	200	-55	291	705692	5711298	Phase 1
AUDD0160	201	-55	274	705601	5711351	Phase 1
AUDD0161	175	-56	257	704776	5710434	Phase 1
AUDD0162	176	-56	222	704692	5710409	Phase 1
AUDD0163	181	-60	301	705561	5711214	Phase 1
AUDD0164	179	-57	585	704484	5710852	Phase 1
AUDD0165	166	-72	108	704503	5711073	Phase 1
AUDD0166	160	-72	850	704489	5711151	Phase 1
AUDD0166W1	161	-54	737	704525	5711039	Phase 2
AUDD0167	320	-50	144	706648	5712082	Phase 2
AUDD0168	180	-55	267	705615	5711100	Phase 2
AUDD0169	180	-78	621	705146	5711502	Phase 2
AUDD0170	320	-50	105	706618	5712060	Phase 2
AUDD0171	180	-60	509	705613	5711235	Phase 2
AUDD0172	320	-45	111	706585	5712028	Phase 2
AUDD0173	160	-62	600	704549	5710828	Phase 2
AUDD0174	180	-45	171	706548	5711976	Phase 2
AUDD0175	160	-45	87	706477	5711848	Phase 2
AUDD0176	180	-57	411	705559	5711261	Phase 2
AUDD0177	180	-60	282	706205	5711651	Phase 2
AUDD0178	160	-57	861	704489	5711151	Phase 2
AUDD0179	160	-62	606	704586	5710883	Phase 2
Note: Collar coordinates in UTM NAD 83 z15

About Pickle Crow

The Pickle Crow Gold Deposit is a high-grade, shear-hosted, mesothermal Archean lode gold deposit. The deposit occurs primarily within mafic volcanics and banded iron formation (BIF) units in the Pickle Crow assemblage of the Pickle Lake Greenstone belt located in the Uchi Lake Sub-province of the Superior Craton of the Canadian Shield.

Mineralization is focused around steeply north-west dipping, regional scale shear zones. Multiple mineralization styles have been identified on the property, including Quartz-Gold-Tungsten (+/-Tourmaline) Shear Veins which are the focus of the current exploration, and banded iron formation mineralization (BIF-style), which comprises structurally-controlled, sheeted vein arrays hosted within the BIF.

Pickle Crow is one of Canada's highest-grade historical gold mines. It operated from 1935 until 1966, during which time it reportedly produced almost 1.5 million ounces of gold at an average grade of 16.14 g/t. The property consists of ~190 km2 (19,000 hectares) of tenure covering a major gold province. Auteco recently increased its landholding near the Project by staking an additional 130 km2 (13,000 ha) of land contiguous to Pickle Crow, thereby increasing the combined property's land package to over 320 km2 (32,000 ha) (see news release dated February 18th, 2020). First Mining acquired the Project in November 2015 through its acquisition of PC Gold Inc.

Auteco's development focus is on returning to first principles, completing a new geological review and applying modern exploration technologies in their advancement of the Project. Auteco has a strong focus on discovering and developing new project scale, high-grade, near surface gold resources.

QA/QC Procedures

The QA/QC program for the Auteco drill program consists of the submission of duplicate samples and the insertion of Certified Reference Materials (CRMs), including low, medium and high-grade standards and coarse blanks, at regular intervals in the sample stream. One set of the four QA/QC sample types were inserted every 25 samples, consisting of 1 coarse duplicate, 1 quarter-split field duplicate, 1 CRM (altering between low, medium and high standards) and 1 blank. AGAT laboratories also undertakes its own internal QAQC program to ensure proper sample preparation and equipment calibration.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Gold Complex towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) timing for Auteco to incur additional expenditures on the Pickle Crow project; (ii) timing of the release of the remaining assay results from the first phase of drilling as well as assay results for the next 50,000 m drill program; (iii) timing and outcome of Wood PLC commencing activities related to advanced exploration; (iv) timing and outcome of the selection of an engineering firm to conduct assessments of processing and mining infrastructure inherited with the Pickle Crow Project; (V) the potential for an open-pittable resource in addition to an underground project and (vi) submission of an EIS for the Springpole Gold Project. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: please contact: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 27-JUL-21